  EXHIBIT 99.10

CONSENT OF TIMOTHY J. STRONG

The undersigned hereby consents to all references to him as an expert or “qualified person” in or incorporated by reference in the Annual Report on Form 40-F being filed by Vox Royalty Corp. in connection with certain technical and scientific information described therein (the “Form 40-F”).

I also consent to the reference to me under the heading "Interests of Experts," which appears in the Annual Information Form included in the Form 40-F.

I also hereby consent to the inclusion or incorporation of all references to me in the Registration Statements on Form F-10 (No. 333-284746) and on Form S-8 (No. 333-275418). This consent extends to any amendments to the Form F-10 and Form S-8, including post-effective amendments.

/s/ Timothy J. Strong
Timothy J. Strong
March 30, 2026